Exhibit 99.1.

Filed by NorthWest Indiana Bancorp pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: NorthWest Indiana Bancorp

Commission File No. 000-26128

FOR IMMEDIATE RELEASE	FOR FURTHER INFORMATION
May 9, 2018	CONTACT BENJAMIN BOCHNOWSKI
(219) 853-7575

NORTHWEST INDIANA BANCORP

ANNOUNCES INCREASE EARNINGS FOR THE THREE MONTHS ENDED

MARCH 31, 2018

Munster, Indiana - NorthWest Indiana Bancorp (the “Bancorp” or “NWIN”), the holding company for Peoples Bank (the “Bank”), reported an earnings increase of 11.4% for the first three months of 2018, compared to the same period in 2017. Net income totaled $2.6 million for the three months ended March 31, 2018, compared to $2.3 million for the three months ended March 31, 2017.

The earnings of $2.6 million for the three months ended March 31, 2018, represent $0.89 earnings per basic and diluted share. For the first three months of 2018, the return on average assets (ROA) was 1.10% and the return on average equity (ROE) was 11.20%. At March 31, 2018, the Bancorp’s assets totaled $938.5 million.

“First quarter results were a great start to the year. The Bank’s earnings increase of 11.4% was the result in part from an improved tax environment, but comes mainly from management’s ability to drive results from strategic objectives. Interest income, gain on sale of loans, and income from bank services were all up significantly,” said Benjamin Bochnowski, president & chief executive officer.

“The Bank continues to build capital in order to support strategic objectives. During the first quarter, we announced the pending merger with First Personal Bank. As we work towards an anticipated third quarter closing, we expect the merger to provide additional scale for efficiency and access to new markets for continued growth,” he continued.

“The earnings increase for the first three months of 2018 was supported by the strength of the local economy and the Bancorp’s focus on a strong service culture. During the first quarter, net interest income increased by $320 thousand or 4.3% and noninterest income increased by $664 thousand or 37.2%. In addition, the Bancorp’s credit risk continues to decrease as non-performing loans represent 0.65% of the loan portfolio. The Bancorp also continues to benefit from tax efficiencies,” said Robert Lowry, chief financial officer.

Net Interest Income

Net interest income, the difference between interest income from loans and investments and interest expense paid to fund providers, totaled $7.8 million for the three months ended March 31, 2018, compared to $7.5 million for the three months ended December 31, 2017, an increase of $320 thousand or 4.3%. The Bancorp’s net interest margin on a tax-adjusted basis was 3.80% for the three months ended March 31, 2018, compared to 3.82% for the three months ended December 31, 2017.

Noninterest Income

Noninterest income from banking activities totaled $2.4 million for the three months ended March 31, 2018, compared to $1.8 million for the three months ended December 31, 2017, an increase of $664 thousand or 37.2%. The increase in noninterest income is being driven by an increase in income from bank services and is the result of the Bancorp’s continued focus on being competitive within its market place. In addition, current market conditions provided opportunities to maintain securities cash flows, while recognizing gains from the sales of securities.

Noninterest Expense

Noninterest expense totaled $7.0 million for the three months ended March 31, 2018, compared to $6.3 million for the three months ended December 31, 2017, an increase of $667 thousand or 10.6%. The increase in noninterest expense is related to normal increases in compensation and benefits as a result of a continued focus on talent management and retention. Also, other operating expenses has increased and is related to generally higher costs related to foreclosure and collection expense, seminars and education, higher third party costs, and a shared loss of $125 thousand from the operation of the Bancorp’s wholly-owned subsidiaries NWIN Risk Management, Inc. (a captive insurance subsidiary). The Bancorp’s efficiency ratio was 67.75% for the quarter ended March 31, 2018, compared to 67.74% for the quarter ended March 31, 2017. Despite higher operating expenses for the quarter, increases in net interest income and noninterest income were sufficient to offset operating expenses. The efficiency ratio is determined by dividing total noninterest expense by the sum of net interest income and total noninterest income for the period.

Lending

The Bancorp’s loans receivable portfolio totaled $624.7 million at March 31, 2018, compared to $620.2 million at December 31, 2017, an increase of $4.5 million or 0.7%. During the first three months of 2018, the Bancorp originated $77.9 million in new loans. During the first three months of 2018, the Bancorp primarily saw its commercial real estate, residential real estate and government loan balances increase. During the three months ended March 31, 2018, $8.3 million in newly originated fixed rate mortgage loans were sold into the secondary market resulting in gains of $211 thousand. The loan portfolio is 70.7% of earning assets and is comprised of 66.2% commercial related credits.

Investing

The Bancorp’s securities portfolio totaled $241.5 million at March 31, 2018, compared to $244.5 million at December 31, 2017, a decrease of $3.0 million or 1.2%. The securities portfolio represents 27.4% of earning assets and provides a consistent source of liquidity and earnings to the Bancorp. Cash and cash equivalents totaled $20.4 million at March 31, 2018, compared to $11.0 million at December 31, 2017, an increase of $9.4 million. The increase in cash and cash equivalents will be used to fund second quarter loan originations.

Funding

At March 31, 2018, core deposits totaled $600.7 million, compared to $609.1 million at December 31, 2017, a decrease of $8.4 million or 1.4%. The decrease is related to prior year-end balance fluctuations. Core deposits include checking, savings, and money market accounts and represented 75.5% of the Bancorp’s total deposits at March 31, 2018. During the first quarter of 2018, balances for noninterest and savings accounts increased. The increase in these core deposits is a result of management’s sales efforts along with customer preferences for competitively priced short-term liquid investments. At March 31, 2018, balances for certificates of deposit totaled $194.7 million, compared to $183.9 million at December 31, 2017, an increase of $10.8 million or 5.9%. In addition, at March 31, 2018, borrowings and repurchase agreements totaled $43.8 million, compared to $32.2 million at December 31, 2017, an increase of $11.6 million or 36.0%. During the first three months of 2018, the Bancorp acquired additional funding for anticipated second quarter loan originations.

Asset Quality

At March 31, 2018, non-performing loans totaled $4.0 million, compared to $5.2 million at December 31, 2017, a decrease of $1.2 million or 22.5%. The Bancorp’s ratio of non-performing loans to total loans was 0.65% at March 31, 2018, compared to 0.84% at December 31, 2017. The decrease in the ratio of non-performing loans for 2018 is primarily due to a charge-off totaling $526 thousand for two related commercial business loans, a charge-off of $119 thousand for a commercial real estate loan, and the removal of nine residential real estate loans from non-accrual status. In addition, the Bancorp’s ratio of non-performing assets to total assets was 0.83% at March 31, 2018, compared to 1.00% at December 31, 2017.

For the three months ended March 31, 2018, $341 thousand in provisions to the ALL were required, compared to $234 thousand for the three months ended March 31, 2017, an increase of $107 thousand or 45.7%. The ALL provision increase is primarily a result of overall loan portfolio growth. For the three months ended March 31, 2018, charge-offs, net of recoveries, totaled $726 thousand, compared to charge-offs, net of recoveries of $1.1 million for the three months ended March 31, 2017. The net loan charge-offs for the first three months of 2018 were comprised of $87 thousand in residential real estate and home equity loans, $4 thousand in consumer loans, $516 thousand in commercial business loans, and $119 thousand in commercial real estate. At March 31, 2018, the allowance for loan losses totaled $7.1 million and is considered adequate by management. The allowance for loan losses as a percentage of total loans was 1.14% at March 31, 2018, compared to 1.21% at December 31, 2017. The allowance for loan losses as a percentage of non-performing loans, or coverage ratio, was 175.4% at March 31, 2018, compared to 143.3% at December 31, 2017.

Capital Adequacy

At March 31, 2018, shareholders’ equity stood at $89.8 million, and tangible capital represented 9.6% of total assets. The Bancorp’s regulatory capital ratios at March 31, 2018 were 14.4% for total capital to risk-weighted assets, 13.3% for both common equity tier 1 capital to risk-weighted assets and tier 1 capital to risk-weighted assets, and 9.7% for tier 1 leverage capital to adjusted average assets. Under all regulatory capital requirements, the Bancorp is considered well capitalized. The book value of the Bancorp’s stock stood at $31.30 per share at March 31, 2018.

About NorthWest Indiana Bancorp

NorthWest Indiana Bancorp is a locally managed and independent financial holding company headquartered in Munster, Indiana, whose activities are primarily limited to holding the stock of Peoples Bank. Peoples Bank provides a wide range of personal, business, electronic and wealth management financial services from its 16 locations in Lake and Porter Counties in Northwest Indiana. NorthWest Indiana Bancorp’s common stock is traded on the OTC Bulletin Board under the symbol NWIN. The website ibankpeoples.com provides information on Peoples Bank’s products and services, and NorthWest Indiana Bancorp’s investor relations.

Forward Looking Statements

This press release may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of NWIN and First Personal Financial Corp. (“First Personal”). For these statements, each of NWIN and First Personal claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about NWIN and First Personal, including the information in the filings NWIN makes with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by First Personal’s shareholders; delay in closing the merger; difficulties and delays in integrating NWIN’s and First Personal’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of NWIN’s and First Personal’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Important Additional Information for Shareholders and Where to Find It

In connection with the proposed merger with First Personal, NWIN has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of First Personal and a Prospectus of NWIN (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials, and any other documents NWIN has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain copies of the documents NWIN has filed with the SEC, free of charge, from NWIN at www.ibankpeoples.com under the tab “Investor Relations – SEC Filings.” Alternatively, these documents can be obtained free of charge from NWIN upon written request to NorthWest Indiana Bancorp, Attn: Shareholder Services, 9204 Columbia Avenue, Munster, Indiana 46321, or by calling (219) 853-7080, and from First Personal upon written request to First Personal Financial Corp., Attn: Randall R. Schwartz, 14701 Ravinia Avenue, Orland Park, Illinois 60462, or by calling (708) 226-2727. The information available through NWIN’s website is not and shall not be deemed part of this press release or incorporated by reference into other filings NWIN makes with the SEC.

NWIN and First Personal and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Personal in connection with the proposed merger. Information about the directors and executive officers of NWIN is set forth in NWIN’s Annual Report on Form 10-K filed with the SEC on February 20, 2018, and in the proxy statement for NWIN’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2018. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

NorthWest Indiana Bancorp

Quarterly Financial Report

Key Ratios	Three Months Ended
	March 31,
	(Unaudited)
	2018	2017
Return on equity	11.20%	10.73%
Return on assets	1.10%	1.02%
Basic earnings per share	$0.89	$0.80
Diluted earnings per share	$0.89	$0.80
Yield on loans	4.46%	4.35%
Yield on security investments	2.77%	2.70%
Total yield on earning assets	3.99%	3.84%
Cost of deposits	0.35%	0.24%
Cost of repurchase agreements	1.15%	0.68%
Cost of borrowed funds	1.87%	1.37%
Total cost of funds	0.43%	0.28%
Net interest margin - tax equivalent	3.80%	3.82%
Noninterest income / average assets	1.05%	0.79%
Noninterest expense / average assets	2.98%	2.80%
Net noninterest margin / average assets	-1.93%	-2.01%
Efficiency ratio	67.75%	67.74%
Effective tax rate	13.94%	16.92%
Dividend declared per common share	$0.29	$0.28

	March 31,
	2018	December 31,
	(Unaudited)	2017
Net worth / total assets	9.57%	9.93%
Book value per share	$31.31	$32.14
Non-performing assets to total assets	0.83%	1.00%
Non-performing loans to total loans	0.65%	0.84%
Allowance for loan losses to non-performing loans	175.39%	143.26%
Allowance for loan losses to loans outstanding	1.14%	1.21%
Foreclosed real estate to total assets	0.15%	0.18%

Consolidated Statements of Income	Three Months Ended
(Dollars in thousands)	March 31,
	(Unaudited)
	2018	2017
Interest income:
Loans	$6,994	$6,439
Securities & short-term investments	1,739	1,639
Total interest income	8,733	8,078
Interest expense:
Deposits	675	459
Borrowings	223	104
Total interest expense	898	563
Net interest income	7,835	7,515
Provision for loan losses	341	234
Net interest income after provision for loan losses	7,494	7,281
Noninterest income:
Fees and service charges	892	740
Gain on sale of securities, net	758	293
Gain on sale of loans held-for-sale, net	211	200
Wealth management operations	415	410
Increase in cash value of bank owned life insurance	108	115
Gain on sale of foreclosed real estate, net	32	-
Other	33	27
Total noninterest income	2,449	1,785
Noninterest expense:
Compensation and benefits	3,860	3,613
Occupancy and equipment	853	882
Data processing	361	368
Federal deposit insurance premiums	84	77
Marketing	134	135
Other	1,675	1,225
Total noninterest expense	6,967	6,300
Income before income taxes	2,976	2,766
Income tax expenses	415	468
Net income	$2,561	$2,298

NorthWest Indiana Bancorp

Quarterly Financial Report

Balance Sheet Data
(Dollars in thousands)	March 31,
	2018	December 31,	Change	Mix
	(Unaudited)	2017	%	%
Total assets	$938,508	$927,259	1.2%	n/a
Cash & cash equivalents	20,415	11,025	85.2%	n/a
Certificates of deposit in other financial institutions	1,526	1,676	-8.9%	n/a
Securities - available for sale	241,471	244,490	-1.2%	n/a

Loans receivable:
Residential real estate	$173,866	$172,141	1.0%	27.8%
Home equity	36,658	36,769	-0.3%	5.9%
Commercial real estate	208,482	211,090	-1.2%	33.4%
Construction and land development	53,775	50,746	6.0%	8.6%
Multifamily	44,612	43,368	2.9%	7.1%
Farmland	248	-	100.0%	0.1%
Consumer	491	461	6.5%	0.1%
Commercial business	76,354	76,851	-0.6%	12.2%
Government	30,176	28,785	4.8%	4.8%
Total loans	$624,662	$620,211	0.7%	100.0%

Deposits:
Core deposits:
Noninterest bearing checking	$126,582	$120,556	5.0%	15.9%
Interest bearing checking	170,831	188,467	-9.4%	21.5%
Savings	134,779	129,702	3.9%	16.9%
Money market	168,458	170,359	-1.1%	21.2%
Total core deposits	600,650	609,084	-1.4%	75.5%
Certificates of deposit	194,723	183,920	5.9%	24.5%
Total deposits	$795,373	$793,004	0.3%	100.0%

Borrowings and repurchase agreements	$43,756	$32,181	36.0%
Stockholder's equity	89,808	92,060	-2.4%

Asset Quality	March 31,
(Dollars in thousands)	2018	December 31,	Change
	(Unaudited)	2017	%
Nonaccruing loans	$3,996	$4,996	-20.0%
Accruing loans delinquent more than 90 days	51	227	-77.5%
Securities in non-accrual	2,187	2,299	-4.9%
Foreclosed real estate	1,432	1,699	-15.7%
Total nonperforming assets	$7,666	$9,221	-16.9%

Allowance for loan losses (ALL):
ALL specific allowances for impaired loans	$59	$704	-91.6%
ALL general allowances for loan portfolio	7,038	6,778	3.8%
Total ALL	$7,097	$7,482	-5.1%

Troubled Debt Restructurings:
Nonaccruing troubled debt restructurings, non-compliant (1) (2)	$-	$-	0.0%
Nonaccruing troubled debt restructurings, compliant (2)	-	-	0.0%
Accruing troubled debt restructurings	717	535	34.0%
Total troubled debt restructurings	$717	$535	34.0%
(1) "non-compliant" refers to not being within the guidelines of the restructuring agreement
(2) included in nonaccruing loan balances presented above

	At March 31,
	2018	Required
	Actual Ratio	To Be Well
	(Unaudited)	Capitalized

Capital Adequacy Bancorp
Common equity tier 1 capital to risk-weighted assets	13.3%	N/A
Tier 1 capital to risk-weighted assets	13.3%	N/A
Total capital to risk-weighted assets	14.4%	N/A
Tier 1 capital to adjusted average assets	9.7%	N/A

Capital Adequacy Bank
Common equity tier 1 capital to risk-weighted assets	13.0%	6.5%
Tier 1 capital to risk-weighted assets	13.0%	8.0%
Total capital to risk-weighted assets	14.0%	10.0%
Tier 1 capital to adjusted average assets	9.5%	5.0%